EXHIBIT 99.1

Brookfield Infrastructure Announces Update on Simplification

Distribution Reinvestment Plan Terminated

BROOKFIELD, NEWS, Nov. 05, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure today announced that it has received all required approvals to complete the previously announced simplification of its corporate structure, which will combine Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Infrastructure Corporation into a single structure (the “Simplification”).

The Simplification is expected to close on November 19, 2026. Upon closing, existing securityholders will automatically receive class A subordinate voting shares (“Class A Shares”) of Brookfield Infrastructure Partners Inc. (“BIP Inc.”) on a one-for-one basis.

In light of the expected closing, Brookfield Infrastructure is not declaring a distribution or dividend for the fourth quarter of 2026 at this time. Following closing, and subject to approval by its Board of Directors, BIP Inc. intends to declare and pay the fourth quarter dividend on the BIP Inc. Class A Shares in an amount consistent with BIP’s current quarterly distribution of US$0.455 per unit. BIP Inc. also intends to assume BIP’s existing normal course issuer bid following closing, subject to acceptance by the Toronto Stock Exchange (the “TSX”).

In connection with the Simplification, BIP’s distribution reinvestment plan will be terminated effective November 5, 2026. The final distribution of BIP units under the plan was made in respect of BIP’s distribution paid on September 29, 2026 to unitholders of record as of August 31, 2026. Upon closing, participants will receive one Class A Share for each BIP unit held in the plan. BIP Inc. expects to adopt a dividend reinvestment plan for the BIP Inc. Class A Shares that is substantially similar to BIP’s plan. Registered unitholders who currently participate in BIP’s plan will be required to confirm their enrollment in the BIP Inc. plan by May 19, 2027, and non-registered holders should contact their broker or other intermediary.

The BIP Inc. Class A Shares are expected to commence trading on the New York Stock Exchange (the “NYSE”) and the TSX under the symbol “BIP” on or about November 23, 2026. BIP’s preferred units and the preferred units of Brookfield Infrastructure L.P. will remain listed and continue to trade under their existing symbols.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Stephen Fukuda Managing Director Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the Simplification, including the expected timing of closing of the Simplification and its expected tax treatment and benefits.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.